AM
6-10-2003



03054340

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equitable Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 0 8 2003
DIVISION OF MARKET REGULATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Belle Meade Place, Suite 310
(No. and Street)

Nashville (City) TN (State) 37205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Smith (615) 460-1160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Proctor & Mills, P.C.
(Name – *if individual, state last, first, middle name*)

111 Westwood Place, Suite 400 (Address) Brentwood (City) TN (State) 37027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom R. Steele, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitable Advisors, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public
My Commission Expires May 28, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITABLE ADVISORS, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Years Ended December 31, 2002 and 2001

TABLE OF CONTENTS

BYRD, PROCTOR & MILLS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Equitable Advisors, Inc.
Nashville, Tennessee

We have audited the accompanying statements of financial condition of Equitable Advisors, Inc. (an S Corporation) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitable Advisors, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Byrd, Proctor & Mills, P.C.

January 24, 2003

111 WESTWOOD PLACE, SUITE 400 · BRENTWOOD, TENNESSEE 37027 · (615) 298-2001 · FAX (615) 298-2068 · www.bpmcpas.com

EQUITABLE ADVISORS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash	$ 86,122	$ 10,760
Receivable from clearing organization	36,285	81,036
Due from affiliated companies	21,603	28,509
Property and equipment	26,702	41,867
Clearing firm deposit	50,024	-
Other assets	469	793
	$221,205	$162,965
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Due to affiliated companies	$ 13,031	$ 1,057
Accounts payable, accrued expenses and other liabilities	9,388	1,608
	22,419	2,665
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10	10
Additional paid-in capital	139,990	139,990
Retained earnings	58,786	20,300
	198,786	160,300
	$221,205	$162,965

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commissions	$ 486,504	$501,095
Interest and dividends	3,000	7,608
Investment advisory fees	472,230	309,356
Other income	107,623	71,753
	1,069,357	889,812
EXPENSES		
Employee compensation and benefits	632,298	503,657
Floor brokerage, exchange and clearance fees	97,041	94,763
Communications and data processing	21,251	20,748
Regulatory laws and expenses	6,442	16,801
Other expenses	270,519	230,279
	1,027,551	866,248
Income before state income taxes	41,806	23,564
State income taxes	3,320	223
Net income	$ 38,486	$ 23,341

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCE AT JANUARY 1, 2001	$10	$ 99,990	$(3,041)	$ 96,959
Net income	-	-	23,341	23,341
Capital contribution	-	250,000	-	250,000
Capital distribution	-	(210,000)	-	(210,000)
BALANCE AT DECEMBER 31, 2001	10	139,990	20,300	160,300
Net income	-	-	38,486	38,486
BALANCE AT DECEMBER 31, 2002	$10	$139,990	$58,786	$198,786

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
Years Ended December 31, 2002 and 2001

Balance at January 1, 2001	$ -
Increases (decreases)	-
Balance at December 31, 2001	-
Increases (decreases)	-
Balance at December 31, 2002	$ -

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 38,486	$ 23,341
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation	15,165	9,314
(Increase) decrease in operating assets		
Receivable from clearing organization	44,751	(81,036)
Due from affiliated companies	6,906	(28,509)
Clearing firm deposit	(50,024)	-
Other assets	324	(793)
Increase in operating liabilities		
Due to affiliated companies	11,974	1,057
Accounts payable, accrued expenses and other liabilities	7,780	1,608
Net cash provided (used) by operating activities	75,362	(75,018)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(51,181)
Net cash used by investing activities	-	(51,181)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	-	250,000
Capital distribution	-	(210,000)
Net cash provided by financing activities	-	40,000
Net increase (decrease) in cash and cash equivalents	75,362	(86,199)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,760	96,959
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 86,122	$ 10,760
SUPPLEMENTARY DISCLOSURES		
State income tax payments	$ -	$ 1,000

See accompanying notes.

EQUITABLE ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Equitable Advisors, Inc. (the Company) is a Tennessee corporation formed in 2000 and is a wholly owned subsidiary of ETC Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Secutities Dealers (NASD). The Company provides investment advisory services related to investments such as securities, mutual funds, insurance contracts and other types of investments primarily to customers in Tennessee. The Company does not ordinarily provide credit to its customers.

Depreciation

The Company's property and equipment are depreciated using primarily accelerated methods over their estimated useful lives of five to seven years.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain states do not recognize S Corporations and therefore levy a tax on the S Corporation's state taxable income.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

Advertising

Advertising costs are expensed as incurred. Advertising expense amounted to $10,515 in 2002 and $13,549 in 2001.

EQUITABLE ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 2 – RECEIVABLE FROM CLEARING ORGANIZATION

Amounts receivable from the clearing organization consists of fees payable and commissions receivable. The Company clears its customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2002	2001
Office and computer equipment	$ 51,181	$51,181
Accumulated depreciation	(24,479)	(9,314)
	$ 26,702	$41,867

NOTE 4 – OPERATING LEASES

The Company leases certain equipment under operating lease arrangements. Rent expense under such arrangements amounted to $15,180 and $18,837 for the years ended December 31, 2002 and 2001, respectively.

A summary of future minimum rentals required under noncancelable leases with a lease term of one year or more are as follows:

2003	$15,180
2004	2,530
	$17,710

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $150,012 which is $100,012 in excess of its required net capital of $50,000. The Company's net capital ratio was .15 to 1. At December 31, 2001, the Company had net capital of $88,928, which was $38,928 in excess of its required net capital of $50,000. The Company's net capital ratio was .03 to 1.

EQUITABLE ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 6 – DEFINED CONTRIBUTION PENSION PLAN

The Company sponsors a 401(k) profit sharing plan effective January 2002. Each employee of the Company is eligible to become a participant upon attainment of twenty-one years of age and completion of one year of service. Employees may contribute to the plan on a pretax basis. Participants are immediately vested in the plan. The Company's profit sharing contribution to the plan is discretionary. The Company matched 100% of the employees' deferrals that do not exceed 4% of the employees' compensation. The Company's contribution expense amounted to $13,508 in 2002.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company shares office space with two affiliated companies. Expenses related to office rent, professional fees, maintenance, office equipment, other office related items, note payments and capital requirements are charged to the Company on a pro rata basis. The amount charged to the Company during 2002 and 2001 amounted to $173,683 and $120,543, respectively.

Revenues of $72,248 and $69,030 were received from affiliated companies during 2002 and 2001, respectively.

SUPPLEMENTARY INFORMATION

EQUITABLE ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

COMPUTATION OF NET CAPITAL		
Total stockholder's equity qualified for net capital		$ 198,786
Deductions and/or changes		
Due from affiliated companies	$ 21,603	
Property and equipment, net	26,702	
Other assets	469	48,774
Net capital before haircuts on securities positions		150,012
Haircuts on securities		
Money market funds		2,723
Net capital		$ 147,289
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 1,495
Minimum dollar net capital requirement of reporting broker or dealer		$ 50,000
Net capital requirement		$ 50,000
Excess net capital		$ 97,289
Excess net capital at 1,000%		$ 145,047
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities		$ 22,419
Percentage of aggregate indebtedness to net capital		% 15
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 139,775
Audit adjustment to accrued state taxes		1,736
Audit adjustment to reduce accrued expenses		9,250
Other items (net)		(749)
Net capital per above		$ 150,012

BYRD, PROCTOR & MILLS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Equitable Advisors, Inc.
Nashville, Tennessee

In planning and performing our audit of the financial statements of Equitable Advisors, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

111 WESTWOOD PLACE, SUITE 400 · BRENTWOOD, TENNESSEE 37027 · (615) 298-2001 · FAX (615) 298-2068 · www.bpmcpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Proctor & Mills, P.C.

January 24, 2003